UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

InPhonic, Inc.
File No. 000-51023- CF#20484

    InPhonic, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on June 1, 2007.

    Based on representations by InPhonic, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.4   through December 31, 2009

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Kathleen Krebs
                        Special Counsel